THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

LawyerUp Holdings, Inc

SIMPLE AGREEMENT FOR FUTURE EQUITY

This Simple Agreement for Future Equity (this "SAFE") has been granted by LawyerUp Holdings, Inc, a Delaware corporation (the "Company") to [*hyperlink to name of investor*] (the "Investor") in exchange for payment by the Investor of $[*hyperlink to investment amount*] (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

1. **Definitions**. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this section 1.

1.1. "Common Stock" means the common stock of the Company.

1.2. "Conversion Shares" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

1.2.1. With respect to a conversion pursuant to section 2.1, shares of the Equity Securities issued in the Next Equity Financing; and

1.2.2. With respect to a conversion pursuant to section 2.2, shares of Common Stock.

1.3. "Conversion Price" means:

1.3.1. With respect to a conversion pursuant to section 2.1, the lesser of (i) the product of (x) one hundred percent (100%) *less* the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

1.3.2. With respect to a conversion pursuant to section 2.2, the quotient resulting from dividing (i) the Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

1.4. "Corporate Transaction" means:

1.4.1. The closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets (but not including a Dissolution);

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1.4.2.   The consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Units immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

1.4.3.   The closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of section 13(d) and section 14(d) of the Exchange Act), of the Company's limited liability company interest if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

A transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's formation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Nor will the sale of Equity Securities in a bona fide financing transaction or a change in the Company's structure from a limited liability company to a corporation be deemed a "Corporate Transaction."

1.5.   "Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital units of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

1.6.   "Discount" means 20%.

1.7.   "Dissolution" means (i) a voluntary termination of the Company's operations; (ii) a general assignment for the benefit of the Company's creditors; or (iii) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.8.   "Equity Securities" means (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.9.   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

1.10.   "Fully Diluted Capitalization" means the number of issued and outstanding Common Stock, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including convertible preferred stock and all outstanding vested or unvested

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options or warrants to purchase Common Stock. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.11.   "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

1.12.   "Liquidity Transaction" means (i) a Corporate Transaction, (ii) an Initial Public Offering, or (iii) a Direct Listing, but does not include a Dissolution.

1.13.   "Next Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE where (i) the Equity Securities are sold for a fixed price (although the price might vary from purchaser to purchaser), and (ii) the aggregate Equity Securities issued represent at least seven and one-half percent (7.5%) of the Company's total Equity Securities based on the Fully Diluted Capitalization at the time of issuance.

1.14.   "Preferred Stock" means any series of the Company's preferred stock.

1.15.   "Safe" means any simple agreement for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Common Stock or Preferred Stock in accordance with its terms.

1.16.   "Securities Act" means the Securities Act of 1933, as amended.

1.17.   "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other SAFEs, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

1.18.   "Valuation Cap" means $10,000,000.

2.   **Conversion**. This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1.   **Next Equity Financing Conversion**. This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (i) the Purchase Amount by (ii) the applicable

Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

2.2. **Liquidity Event**. In the event of a Liquidity Event prior to the conversion of this SAFE pursuant to section 2.1, at the closing of such Liquidity Event, the Investor may elect that either (i) the Company will pay the Investor an amount equal to one hundred ten percent (110%) of the Purchase Amount, or (ii) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Purchase Amount by (B) the applicable Conversion Price.

3. **Mechanics of Conversion**.

3.1. **Execution of Documents**. Upon the conversion of this SAFE pursuant to section 2.1, the Investor will execute and deliver to the Company all of the transaction documents related to the Next Equity Financing requested by the Company; *provided,* that such documents (i) are the same documents to be entered into with the new investors in such Next Equity Financing, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

3.2. **Certificates**. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Investor, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Investor. The Company will not be required to issue or deliver the Conversion Shares until the Investor has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this SAFE pursuant to section 2.1 and section 2.2 may be made contingent upon the closing of the Next Equity Financing and Liquidity Event, respectively.

4. **Dissolution**. In the event of a Dissolution while this SAFE is outstanding, this SAFE shall be treated in the same manner as standard non-participating preferred stock of a corporation. Thus, the Company will pay the Investor an amount equal to the Purchase Amount immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation will rank senior in right of payment to the Company's Common Stock and *pari passu* with any convertible debt.

5. **No Rights as a Stockholder**. The Investor is not entitled by virtue of holding this SAFE to be deemed a member of the Company or an owner of stock for any purpose, nor will anything contained in this SAFE be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote on any matter, to receive distributions, or to receive information about the Company.

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6.   **Most Favored Nation for Convertible Securities**. If the Company issues any Subsequent Convertible Securities prior to termination of this SAFE, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

7.   **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, provided that if the Investor is an individual, this SAFE may be assigned by the Investor to his or her estate upon death.

8.   **First Right of Refusal**.

8.1.   **In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

8.2.   **Special Rules**. The following rules shall apply for purposes of this section:

8.2.1.   If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 7.

8.2.2.   If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

8.2.3.   If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

8.2.4.   If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of

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the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

9. **Application to Entities**. If the Investor is a Special Purpose Entity, the restrictions set forth in section 7 and section 8 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

10. **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Discount Rate" and "Valuation Cap" as this SAFE (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than fifty percent (50%) of the total Purchase Amount of all of such applicable group of Safes.

11. **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

12. **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. The Company and Investor hereby (i) consent to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Denver, Colorado, (ii) agree that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agree that any such court shall have *in personam* jurisdiction over both parties, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

13. **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address

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or addresses as the parties may designate from time to time by notice satisfactory under this section.

14.   **Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SAFE.

15.   **Signatures**. This SAFE may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this SAFE.

IN WITNESS WHEREOF, the parties have executed this SAFE as of the date written below.

DATED: 4/25/25

LawyerUp Holdings, Inc.

By _____
        Ryan Newburn
        Chief Executive Officer

INVESTOR

_____
Signature

_____
Second Signature (for Joint Investments)

_____
Title (for Entity Investors)

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